UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file Number 0-13818
POPULAR, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO SUBSIDIARIES
(Full title of the Plan and address of the Plan, if different from that of the issuer named below)
POPULAR, INC.
209 MUNOZ RIVERA AVENUE
HATO REY, PUERTO RICO 00918
(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

Popular, Inc. Retirement Savings Plan for
Puerto Rico Subsidiaries
Financial Statements and Supplemental Schedule
December 31, 2005 and 2004

Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries
Financial Statements and Supplemental Schedules
Index

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Assets Available for Benefits as of December 31, 2005 and 2004	2

Statement of Changes in Assets Available for Benefits for the year ended December 31, 2005	3

Notes to Financial Statements	4 – 9

Supplemental Schedule

Exhibit I — Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2005	10

Exhibit II — Schedule G, Part III – Schedule of Nonexempt Transactions – December 31, 2005	11

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries
In our opinion, the accompanying statements of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries (the “Plan”) at December 31, 2005 and 2004, and the changes in assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Nonexempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLC
San Juan, Puerto Rico
June 27, 2006

Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries
Statements of Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets
Investments, at fair value	$104,944,479	$125,478,565

Receivables
Employer contributions	209,841	98,235
Participant contributions	166,233	—
Profit sharing contribution	4,090,517	5,023,629
Dividends and interest	434,252	449,496

Total receivables	4,900,843	5,571,360

Assets available for benefits	$109,845,322	$131,049,925

The accompanying notes are an integral part of these financial statements.

Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries
Statement of Changes in Assets Available for Benefits
For the Fiscal Year Ended December 31, 2005

Additions
Additions to assets attributed to
Investment income
Interest and dividends	$2,832,264

Contributions
Employer	6,491,042
Participants	5,447,704
Rollovers from other qualified plans	115,122

Total contributions	12,053,868

Total additions	14,886,132

Deductions
Deductions from assets attributed to
Net depreciation in fair value of investments	19,799,684
Benefits and withdrawals paid to participants, including rollover distributions	16,291,051

Total deductions	36,090,735

Net decrease	(21,204,603)

Assets available for benefits
Beginning of year	131,049,925

End of year	$109,845,322

The accompanying notes are an integral part of these financial statements.

Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries
Notes to Financial Statements
December 31, 2005 and 2004
1.	Description of Plan

The following description of the Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries (the “Plan”), provides only general information. Participants should refer to the Plan agreement for a more complete description of its provisions.

Plan Description

The Plan is a defined contribution plan covering substantially all employees of the Puerto Rico subsidiaries of Popular Inc. (“the Companies”), except Banco Popular de Puerto Rico (“the Bank”), who have three months of service, are at least eighteen years old and are residents of the Commonwealth of Puerto Rico. The Plan was created for the purpose of providing retirement benefits to employees and to encourage and assist them in adopting a regular savings plan that qualifies under the applicable laws of the Commonwealth of Puerto Rico. The Plan provides the participants the ability to acquire investments in mutual funds and also gives them opportunity to purchase common stock of Popular, Inc. (holding company of the Companies). The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Plan participants may authorize the Companies to make pre-tax and after-tax payroll deductions ranging from 1% to 10% of their monthly compensation, as defined. At no time may participant pre-tax contributions exceed the lesser of 10% of the participant’s annual compensation, as defined, or $8,000.

The Companies match participant’s pre-tax contributions at the rate of 50 cents for each dollar saved as follows:

On the first percentage
Subsidiary	of Participant’s compensation
Popular Insurance, Inc.	8%
Popular Mortgage, Inc.	8%
EVERTEC, INC. (formerly GM Group, Inc.)	8%
Popular Finance, Inc.	8%
Popular Auto, Inc.	8%
Popular Securities, Inc.	10%
In addition, each subsidiary may make other discretionary contributions to its own employees out of its net profits in such amounts as each subsidiary’s Board of Directors may determine.
Participant Accounts
Each participant account is credited with its contribution and allocation of (a) its own Company matching and profit sharing contribution and (b) plan earnings. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries
Notes to Financial Statements
December 31, 2005 and 2004
Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Companies matching and discretionary contributions plus actual earnings thereon is based on years of service. The Companies contributions and actual earnings thereon vest in accordance with the following schedule:

Years of Service	Vesting %
Less than 1	0
A least 1	20
A least 2	40
A least 3	60
A least 4	80
A least 5	100
Payment of Benefits
Plan participants are permitted to make withdrawals from the Plan, subject to provisions in the Plan agreement and only from after-tax contributions. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal from his or her contributions. Upon termination of service due to disability, retirement or other reasons, a participant may elect to receive either a lump sum distribution in cash, shares of Popular, Inc. common stock, if applicable, or a combination of both. In the case of participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.
Plan Expenses and Administration
The Companies are responsible for the general administration of the Plan and for carrying out the provisions thereof.
Contributions are held and managed by the Bank as Trustee and Recordkeeper of the Plan. Expenses of the Plan are borne by the Companies.
Forfeited Accounts
Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Companies’ contributions or, at the Companies’ discretion redistributed among participants after a five (5) year severance period. During the severance period, if the terminated participant is reemployed by the Companies, the dollar value at the date of reemployment of such forfeited amounts shall be restored to the participant’s account if the reemployed participant repays to the Plan an amount equal to the dollar amount of his/her vested balance distributed upon termination.
The Company used forfeitures amounting to $56,853 to reduce its contribution in 2005.
2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions

Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries
Notes to Financial Statements
December 31, 2005 and 2004
that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Plan investments are presented at fair value. Shares of registered investment companies are presented at quoted market prices which represent the net asset value of shares held by the Plan at the reporting date. Popular, Inc.’s common stock is valued at its quoted market price. The plan presents in the statement of changes in assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on them.
Purchases and sales of securities are recorded on the trade date basis. Dividends and interest earned are recorded under the accrual basis and credited to each participant’s account, as defined.
Contributions
Employee and employer matching contributions are recorded in the period in which the Companies make the payroll deductions from the participants’ compensation.
Transfer of Assets to Other Plans
Terminated employees or retirees may elect to transfer their savings to other plans qualified by the Department of the Treasury of the Commonwealth of Puerto Rico.
Payment of Benefits
Benefits are recorded when paid.
New Accounting Pronouncement
On December 29, 2005, The Financial Accounting Standards Board (FASB) released FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP). The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans. The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP effective for financial statements issued for periods ending after December 15, 2006.
Management intends to adopt the FSP in the Plan’s financial statements for the year ended December 31, 2006. The effect of the FSP on the Plan’s financial statements is expected to enhance financial statement presentation and disclosure requirements including the following:
■	Benefit-responsive investment contracts (investments in bank collective investment funds that hold benefit-responsive investment contracts) will be presented at fair value on the statement of net assets available for benefits and the amount representing the difference between fair value and contract value of the investment contracts (or bank collective investment fund) shall be presented on the face of the statement of net assets available for benefits as a single amount, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value. The statement of changes in net assets available for benefits shall be prepared on a basis that

Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries
Notes to Financial Statements
December 31, 2005 and 2004
reflects income credited to participants in the Plan and net appreciation or depreciation in the fair value of only those investment contracts that are not deemed to be fully benefit responsive.
3.	Investments

The following table presents the Plan’s investments that represent five percent or more of the Plan’s assets at December 31:

	2005		2004
	# of shares	Value	# of shares	Value
Mutual Funds
Pimco Total Return Fund	544,273	$5,714,869	*	*
Federated Government Obligations Fund	21,171,687	$21,717,687	19,650,638	$19,650,638

Common stock
Popular, Inc.	2,728,971	$57,717,746	2,820,954	$81,328,123

*	Investment does not exceed 5% or more of the Plan assets at December 31, 2004
During 2005, the Plan’s investments (including gains and losses on investments bought and sold) depreciated in value as follows:

Common stock	$(21,054,907)
Mutual funds	1,255,223

$(19,799,684)

4.	Plan Termination

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the interest of each participant in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

5.	Profit Sharing Contribution Receivable

The Board of Directors of the Companies approved profit sharing contributions amounting to $4,121,017 and $5,156,442 in the aggregate based on their 2005 and 2004 subsidiaries profits, respectively. The Companies used forfeitures amounting to approximately $30,501 and $132,813 to reduce its profit sharing contributions in 2005 and 2004 respectively. Amounts receivable at December 31, 2005 and 2004 were subsequently collected in 2006 and 2005, respectively.

Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries
Notes to Financial Statements
December 31, 2005 and 2004
6.	Prohibited Transactions

During the year 2005, Popular, Inc. announced a special rights offering (the “Rights Offering”) pursuant to which each holder of record of its common stock (“Popular Stock”) on November 7, 2005 (the “Record Date”) received one (1) nontransferable right for each twenty-six (26) shares of Popular Stock held (the “Rights”). In general, the Rights allowed shareholders of Popular, Inc. to acquire additional shares of Popular Stock at a significant discount from market value. The deadline for exercising the Rights was December 19, 2005.

Since the Plan was the holder of record of Popular Stock on the Record Date, the grant of a Right to the Plan was a grant of an “employer security” under Section 407(d)(l) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In addition, since the Rights were not “qualifying employer securities” under ERISA Section 407(d)(5), the grant of the Rights to the Plan, and the subsequent exercise of the Rights by participants of the Plan, would violate ERISA Section 407(a)(1) unless an exemption is issued. Also, the prohibited transaction rules of ERISA Sections 406(a), 406(b)(l), and 406(b)(2) prohibit transactions involving a plan and a party in interest to the plan, so that the exercise of the Rights by the Plan’s participants would violate those sections, unless an exemption is issued.

The Plan was involved in the transaction because Popular, Inc. treated all holders of Popular Stock in a similar manner with respect to the Rights. In addition, as a holder of Popular Stock, the Plan was entitled to any rights available to the other holders of Popular Stock.

Popular, Inc. expects to file a petition requesting that the United States Department of Labor (the “DOL”) issue a prohibited transaction individual exemption (the “Exemption Petition”) under the authority granted pursuant to Section 408(a) of ERISA and Section 4975(c)(2) of the United States Internal Revenue Code of 1986, as amended (the “US Code”), which would apply to the Plan. The Plan Sponsor believes that the DOL will issue the individual prohibited transaction exemptions covering the Plan, as described in the Exemption Petition. This conclusion is supported by the fact that, in the past, the DOL has issued individual prohibited transaction exemptions in connection with the receipt by other ERISA Retirement Plans of subscription rights in similar transactions.

As a result of the exercise of the subscription rights by the Plan’s participants, a total of 13,424 stock rights were exercised at a price of $21 per right, for a total proceeds of $281,904.

7.	Additional Contributions Receivable

The Plan failed the discrimination test for the year ended December 31, 2005. Additional contributions amounting to $138,116 are recorded as employer receivable and as employer contributions in the accompanying financial statement for the year. The Plan deposited additional contributions to its participants during 2006. These contributions are net of forfeitures amounting to $49,678 to reduced calculated corrective contribution amount.

Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries
Notes to Financial Statements
December 31, 2005 and 2004
8.	Tax Status

The Plan obtained a favorable determination letter from the Department of Treasury of the Commonwealth of Puerto Rico. The letter, dated January 29, 2002, indicates that the Plan is designed in accordance with the applicable income tax law and is, therefore, exempt from income taxes. The Plan has been amended since receiving the determination letter. The Plan Administrator, based on the Plan’s tax counsel’s advice, however, believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the income tax law. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9.	Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term would materially affect the amounts reported in the statement of assets available for benefits and the statement of changes in assets available for benefits.

10.	Related Parties

At December 31, 2005 and 2004, the Plan held shares of common stock of Popular, Inc., the Holding Company of the Companies. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

During 2005 there were rollover distributions to an affiliated Plan amounting to $515,000. These transfers are recorded as benefits and withdrawals in the statement of assets available for benefits.

11.	Subsequent Events

Effective July 2006 the Banco Popular de Puerto Rico Savings & Stock Plan was frozen and will be merged into the Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries. The surviving plan will cover all Puerto Rico based employees and will be called the Popular, Inc. Puerto Rico Savings & Investment Plan.

Popular, Inc. Retirement Savings Plan for
Puerto Rico Subsidiaries
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	Supplemental Schedule
December 31, 2005	Exhibit I

	(b) Identity of Issue, Borrower,			(e) Current
(a)	Lessor or Similar Party	(c) Description of Investment	(d) Cost	Value
	Federated Government Obligations Fund	Mutual Fund 21,171,687 shares	**	$21,171,687
	Dreyfus Emerging Leaders Fund	Mutual Fund 20 shares	**	839
	American Amcap Fund	Mutual Fund 14,229 shares	**	272,780
	MFS Research International A Equity Fd	Mutual Fund 150,092 shares	**	2,526,063
	Van Kampen Comstock Fund-A	Mutual Fund 266,549 shares	**	4,747,238
	Vanguard 500 Index Fund	Mutual Fund 38,907 shares	**	4,471,258
	ING Index Plus Midcap Fund	Mutual Fund 195,925 shares	**	3,369,926
	Royce Premier Fund	Mutual Fund 276,867 shares	**	4,667,984
	Pimco Total Return Fund	Mutual Fund 544,273 shares	**	5,714,869
*	BPPR Time Deposit Open Account	Time Deposit Variable rate	**	284,089
*	Popular, Inc.	Common Stock	**	57,717,746

				$104,944,479

*	Party in-interest

**	Historical cost is not required for participant directed investments

Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries Schedule G, Part III — Schedule of Nonexempt Transactions
December 31, 2005	Supplemental Schedule

Exhibit II

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in- interest	(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value	(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expenses incurred in connection with transaction	(h) Cost of asset	(i) Current value of asset	(j) Net gain or (loss) on each transaction

Popular Inc.	Plan Sponsor	Subscription Rights Offering to each holder of Popular, Inc. common stock as of record date of November 7, 2005	N/A*	N/A	N/A	N/A	N/A	N/A	N/A
*Popular, Inc. made a special rights offering pursuant to which each holder of record of its common stock on November 7, 2005 received one (1) nontransferable right for each twenty-six (26) shares of Common Stock held (the “Rights”). In general, the Rights allowed shareholders of Popular, Inc. to acquire additional shares of Common Stock at a significant discount from market value. As a result of the exercise of the subscription rights by the Plan’s participants, a total 13,424 stock rights were exercised at a price of $21 per right, for total proceeds of $281.904.

SIGNATURE
Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

POPULAR, INC. RETIREMENT
SAVINGS PLAN FOR PUERTO RICO
SUBSIDIARIES
(Registrant)

Date: June 27, 2006	By: /s/ Tere Loubriel

Tere Loubriel
Authorized Representative